UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

TD Ameritrade Holding Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
872364Y108
(CUSIP Number)

J. Joe Ricketts Marlene M. Ricketts TD Ameritrade Holding Corporation 4211 South 102nd Street Omaha, Nebraska 68127	Ricketts Grandchildren’s Trust c/o Bessemer Trust Company, N.A. 630 Fifth Avenue New York, New York 10111
with a copy to:
Brian T. May
Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606
(312) 782-0600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 22, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	872364Y108	Page	2	of	11

1	NAMES OF REPORTING PERSONS: J. Joe Ricketts

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		5,654,001

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		69,907,497

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		5,654,001

WITH	10	SHARED DISPOSITIVE POWER:

		69,907,497

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	75,561,498

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑[1]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

[1]	Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren’s Trust) the grant of proxies contained in the Stockholders Agreement (as defined herein), the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities (as defined herein). Based on information provided by the TD Entities, as of March 8, 2006, the TD Entities beneficially owned, in the aggregate, 197,907,350 shares of Common Stock representing approximately 32.8% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6 of the Original Statement (as defined herein), the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) with respect to TD Ameritrade.

CUSIP No.	872364Y108	Page	3	of	11

1	NAMES OF REPORTING PERSONS: Marlene M. Ricketts

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		332,352

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		69,907,497

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		332,352

WITH	10	SHARED DISPOSITIVE POWER:

		69,907,497

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	70,239,849

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑[2]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

[2]	Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren’s Trust) the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities. Based on information provided by the TD Entities, as of March 8, 2006, the TD Entities beneficially owned, in the aggregate, 197,907,350 shares of Common Stock representing approximately 32.8% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD Ameritrade.

CUSIP No.	872364Y108	Page	4	of	11

1	NAMES OF REPORTING PERSONS: J. Joe Ricketts 1996 Dynasty Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		8,186,688

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,186,688

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,186,688

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑[3]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO - Trust

[3]	Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren’s Trust) the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities. Based on information provided by the TD Entities, as of March 8, 2006, the TD Entities beneficially owned, in the aggregate, 197,907,350 shares of Common Stock, representing approximately 32.8% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD Ameritrade.

CUSIP No.	872364Y108	Page	5	of	11

1	NAMES OF REPORTING PERSONS: Marlene M. Ricketts 1994 Dynasty Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		8,186,112

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,186,112

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,186,112

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑[4]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO - Trust

[4]	Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren’s Trust) the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities. Based on information provided by the TD Entities, as of March 8, 2006, the TD Entities beneficially owned, in the aggregate, 197,907,350 shares of Common Stock, representing approximately 32.8% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD Ameritrade.

CUSIP No.	872364Y108	Page	6	of	11

1	NAMES OF REPORTING PERSONS: Ricketts Grandchildren’s Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		19,008,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		19,008,000

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,008,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑[5]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO - Trust

[5]	Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren’s Trust) the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities. Based on information provided by the TD Entities, as of March 8, 2006, the TD Entities beneficially owned, in the aggregate, 197,907,350 shares of Common Stock, representing approximately 32.8% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD Ameritrade.

     This Amendment No. 1 hereby amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 25, 2006 (the “Original Statement” and, as it may be amended hereby from time to time hereafter, the “Statement”) by J. Joe Ricketts, Marlene M. Ricketts and the Ricketts Grandchildren’s Trust with respect to the Common Stock, $0.01 par value (the “Common Stock”), of TD Ameritrade Holding Corporation, a Delaware corporation (“TD Ameritrade” or the “Issuer”). Unless otherwise indicated herein, terms used but not defined in this Amendment No. 1 shall have the respective meanings herein as are given to such terms in the Statement.
Item 2. Identity and Background
     Item 2 of the Statement is hereby amended and supplemented as follows:
     The shares of Common Stock held by the Marlene M. Ricketts 1994 Dynasty Trust and the J. Joe Ricketts 1996 Dynasty Trust (collectively, the “Dynasty Trusts”) were included in the Original Statement as shares held by J. Joe Ricketts and Marlene M. Ricketts, respectively. The trustees under each of the Dynasty Trusts, with sole voting and dispositive power, are the children of J. Joe Ricketts and Marlene M. Ricketts, namely John P. Ricketts, Thomas S. Ricketts, Laura M. Rickets and Todd M. Ricketts. Each of the trustees is a citizen of the United States, and the address for each trustee is c/o J. Joe Ricketts, TD Ameritrade Holding Corporation, 4211 South 102nd Street, Omaha, Nebraska 68127. Each of the Dynasty Trusts is a “Reporting Person” under the Statement.
     First National Bank of Omaha resigned as trustee of the Ricketts Grandchildren’s Trust effective on or about January 25, 2006, and was replaced as trustee by Bessemer Trust Company, N.A., 630 Fifth Avenue, New York, New York 10111. Bessemer Trust Company, N.A. is a national association organized under the laws of the United States.
     During the last five years, neither of the Dynasty Trusts nor, to the knowledge of any Reporting Person, Bessemer Trust Company, N.A. has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 4. Purpose of Transaction
     Item 4 of the Statement is hereby amended and supplemented as follows:
     Effective February 22, 2006, each of the Reporting Persons and the TD Entities executed an amendment to the Stockholders Agreement (the “Amendment”) whereby, among other things, the obligation of the TD Entities to commence a cash tender offer, at a price of at least $16 per share, was terminated. Pursuant to the Amendment, the TD Entities have instead agreed to purchase at least 15 million shares of Issuer Common Stock prior to August 22, 2006 through open market purchases in compliance with Rule 10b-18 under the Exchange Act. In connection with entering into the Amendment, the TD Entities also stated their current intention to acquire, in addition to the 15 million shares they committed to purchase pursuant to the Amendment, another 15 million shares of Issuer Common Stock by January 24, 2007, through open market purchases or otherwise. However, the TD Entities are under no obligation to purchase any shares in excess of the 15 million shares required by the Amendment and may determine to purchase the minimum number of shares required by the Amendment or some amount in excess of such minimum. The Issuer has agreed that it will not repurchase any of its Common Stock prior to August 22, 2006 (or such earlier date as the TD Entities provide the Issuer with notice that they have completed their obligation to purchase the 15 million shares of Issuer Common Stock required by the Amendment).
     Following the acquisition by the TD Entities of the 15 million shares of Issuer Common Stock required by the Amendment, and based on information provided by the TD Entities, the TD Entities would beneficially own 211,307,350 shares of Issuer Common Stock, representing approximately 35% of the currently outstanding shares of Issuer Common Stock (assuming no other changes to the TD Entities’ beneficial ownership of shares of Issuer Common Stock). If the TD Entities acquire all of the additional 15 million shares the TD Entities have stated they

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currently intend to acquire, and based on information provided by the TD Entities, the TD Entities would beneficially own 226,307,350 shares of Issuer Common Stock, or approximately 37.5% of the currently outstanding shares of Issuer Common Stock (assuming no other changes to the TD Entities’ beneficial ownership of shares of Issuer Common Stock).
Item 5. Interest in Securities of the Issuer
     Parts (a) and (b) of Item 5 of the Statement are hereby amended and restated in their entirety as follows:
     The following table sets forth the aggregate number and percentage of shares of Common Stock beneficially owned (identifying those shares which there is a right to acquire) by each of the Reporting Persons individually and by all of the Reporting Persons together. Based on information provided to the Reporting Persons by the Issuer, there were 603,431,799 shares of Common Stock outstanding as of the close of business on January 24, 2006 (including 196,300,000 shares of Common Stock that were issued to TDDBH as part of the Transaction).

				Sole Power	Shared Power
Name	Number of Shares		Percent	to Vote or Dispose	to Vote or Dispose
J. Joe Ricketts(1)	75,561,498		12.5%	5,654,001	69,907,497
Marlene M. Ricketts(2)	70,239,849		11.6%	332,352	69,907,497
J. Joe Ricketts 1996 Dynasty Trust(3)	8,186,688		1.4%	8,186,688	0
Marlene M. Ricketts 1994 Dynasty Trust(4)	8,186,112		1.4%	8,186,112	0
Ricketts Grandchildren’s Trust(5)	19,008,000		3.1%	19,008,000	0
Total:	111,274,650	(6)	18.4%	41,367,153	69,907,497	(6)

(1)	Shares of Common Stock beneficially owned by Mr. Ricketts consist of 69,907,497 shares held jointly with Marlene M. Ricketts, his spouse, in brokerage margin accounts; 332,352 shares held in the J. Ricketts IRA; 5,153 shares held in Mr. Ricketts’ 401(k) account; and 2,841,496 shares issuable upon the exercise of options exercisable within 60 days.

(2)	Shares of Common Stock beneficially owned by Mrs. Ricketts consist of 69,907,497 shares held jointly with J. Joe Ricketts, her spouse, in brokerage margin accounts, and 332,352 shares held in the M. Ricketts IRA.

(3)	The trustees of the J. Joe Ricketts 1996 Dynasty Trust are the children of J. Joe Ricketts and Marlene M. Ricketts.

(4)	The trustees of the Marlene M. Ricketts 1994 Dynasty Trust are the children of J. Joe Ricketts and Marlene M. Ricketts.

(5)	The trustee of the Ricketts Grandchildren’s Trust is Bessemer Trust Company, N.A., 630 Fifth Avenue, New York, New York 10111.

(6)	The amount reflected does not include 69,907,497 shares of Common Stock reported above by Marlene M. Ricketts as such share ownership is shared with her spouse and already reflected under Mr. Ricketts’ reported shares of Common Stock.
     Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren’s Trust) the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares beneficially owned by the TD Entities. Based on information

8 of 11

provided by the TD Entities, as of March 8, 2006, the TD Entities beneficially owned, in the aggregate, 197,907,350 shares of Common Stock, representing approximately 32.8% of the outstanding shares of Common Stock. The Reporting Persons disclaim beneficial ownership of all shares held by the TD Entities. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and the TD Entities acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD Ameritrade.
     All information contained in the Statement relating to the TD Entities is based on information provided to the Reporting Persons by the TD Entities. While the Reporting Persons have no reason to believe that such information is inaccurate or incomplete, the Reporting Persons do not assume any responsibility for the accuracy or completeness of such information.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Statement is hereby amended and supplemented as follows:
     Effective February 22, 2006, the parties to the Stockholders Agreement entered into the Amendment. A summary of selected provisions of the Amendment is set forth under Item 4 above. While the Reporting Persons believe this description covers the material terms of the Amendment, it is qualified in its entirety by reference to the Amendment, a copy of which is included as Exhibit 99.3 of this Statement and incorporated herein by reference. As amended by the Amendment, the Stockholders Agreement remains in full force and effect.
Item 7. Material to Be Filed as Exhibits
     Item 7 of the Statement is hereby amended and supplemented as follows:
     Exhibit 99.3. Form of Amendment No. 1 to Stockholders Agreement, dated as of February 22, 2006 (incorporated by reference to Exhibit 10.1 on Form 8-K filed by the Issuer on February 23, 2006 (SEC File No. 0-49992)).
     Exhibit 99.4 Joint Filing Agreement between J. Joe Ricketts, Marlene M. Ricketts, the J. Joe Ricketts 1996 Dynasty Trust, the Marlene M. Ricketts 1994 Dynasty Trust and the Ricketts Grandchildren’s Trust, dated as of March 8, 2006.

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SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Date: March 8, 2006

/s/ J. Joe Ricketts
J. Joe Ricketts, individually

/s/ Marlene M. Ricketts
Marlene M. Ricketts, individually

J. JOE RICKETTS 1996 DYNASTY TRUST

By:	/s/ Laura M. Ricketts
Laura M. Ricketts, trustee

MARLENE M. RICKETTS 1994 DYNASTY TRUST

By:	/s/ Laura M. Ricketts
Laura M. Ricketts, trustee

RICKETTS GRANDCHILDREN’S TRUST

By:	/s/ Donna H. Romer
Bessemer Trust Company, N.A., trustee
	Name:	Donna H. Romer
	Title:	Managing Director

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